PLATINUM GROUP METALS LTD.

Voting Results for the Annual General Meeting of Shareholders Held on February 26, 2016

To:        The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “Meeting”) of Platinum Group Metals Ltd. (the “Company”) held on February 26, 2016.

1.           Election of Directors

At the Meeting, management of the Company presented to the shareholders its nominees for directors. According to proxies received and by a vote on a show of hands, the following individuals were elected as directors until the next annual general meeting of the Company or until their successors are elected or appointed:

Name	Votes For	Votes Withheld
R. Michael Jones	58,090,792	89,304
Frank R. Hallam	57,689,907	490,189
Eric Carlson	57,711,444	468,652
Barry W. Smee	58,079,322	100,775
Iain D.C. McLean	58,080,742	99,354
Timothy D. Marlow	58,079,926	100,170
Diana J. Walters	58,087,131	92,965

2.           Appointment and Compensation of Auditors

At the Meeting, the shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and authorized the directors to fix the auditors’ remuneration. According to proxies received and by a vote on a show of hands, PricewaterhouseCoopers LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
63,332,412	156,508

3.           Re-Approval of Stock Option Plan

At the Meeting, the shareholders were asked to approve an ordinary resolution to ratify the Company’s stock option plan (the “Option Plan”) and all unallocated entitlements under the Option Plan. According to a ballot vote, the Option Plan and unallocated entitlements were approved with the following results:

Votes For	Votes Against
46,580,604 (79.54%)	11,981,237 (20.46%)

4.           Approval of Continuation of Shareholder Rights Plan

At the Meeting, the shareholders were asked to approve the continuation of the Company’s shareholder rights plan (the “Rights Plan”). According to a ballot vote, the Rights Plan was approved with the following results:

Votes For	Votes Against
48,083,181 (82.11%)	10,478,660 (17.89%)